# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Portillo's Inc., CIK 0001871509
CUSIP: 73642K106
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: C/O THE PORTILLO RESTAURANT GROUP, 2001 SPRING ROAD, SUITE 400, OAK BROOK, Illinois (IL), 60523-1903
Date of event which requires filing of this statement: 04/28/2025
Amends the filing with accession number 0000921895-24-001846
Filed by CIK 0001559771
Persons authorized to receive notices and communications: GLENN W. WELLING, ENGAGED CAPITAL, LLC, 610 Newport Center Drive, Suite 950, Newport Beach, California (CA), 92660, 949-734-7900; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Engaged Capital Flagship Master Fund, LP (CIK 0001580761): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,382,271; sole dispositive power 0; shared dispositive power 3,382,271; aggregate amount beneficially owned 3,382,271 (5.3% of the class)
- Engaged Capital Co-Invest XVII, LP (CIK 0002026762): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,547,500; sole dispositive power 0; shared dispositive power 1,547,500; aggregate amount beneficially owned 1,547,500 (2.4% of the class)
- Engaged Capital LLC (CIK 0001559771): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,929,771; sole dispositive power 0; shared dispositive power 4,929,771; aggregate amount beneficially owned 4,929,771 (7.7% of the class)
- Engaged Capital Holdings, LLC (CIK 0001580769): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,929,771; sole dispositive power 0; shared dispositive power 4,929,771; aggregate amount beneficially owned 4,929,771 (7.7% of the class)
- Welling Glenn W. (CIK 0001580771): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,929,771; sole dispositive power 0; shared dispositive power 4,929,771; aggregate amount beneficially owned 4,929,771 (7.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value per share
Name of issuer: Portillo's Inc.
Address of issuer's principal executive offices: C/O THE PORTILLO RESTAURANT GROUP, 2001 SPRING ROAD, SUITE 400, OAK BROOK, Illinois (IL), 60523-1903

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,382,271 Shares beneficially owned by Engaged Capital Flagship Master is approximately $37,753,482, including brokerage commissions. The aggregate purchase price of the 1,547,500 Shares beneficially owned by Engaged Capital Co-Invest XVII is approximately $16,845,951, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 28, 2025, the Reporting Persons entered into a Cooperation Agreement (the "Cooperation Agreement") with the Issuer. Pursuant to the Cooperation Agreement, the Issuer and the Reporting Persons agreed to cooperate to identify candidates for appointment to the Board who possess recent relevant experience in the restaurant industry as an operator. The Board will appoint a new director (the "New Director") from among such candidates who has been reviewed and approved by the Nominating and Corporate Governance Committee of the Board and the Board of the Issuer (such approval not to be unreasonably withheld, conditioned or delayed) in their respective sole discretion and who is reasonably acceptable to the Reporting Persons (such reasonable acceptance not to be unreasonably withheld, conditioned or delayed). Pursuant to the Cooperation Agreement, the New Director shall not be appointed before the conclusion of the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting"). The Issuer also agreed to appoint the New Director to at least one committee of the Board.

Pursuant to the Cooperation Agreement, the Reporting Persons are subject to certain customary standstill restrictions from the date of the Cooperation Agreement until the earlier to occur of (i) 30 calendar days prior to the notice deadline under the Issuer's Amended and Restated Bylaws for the nomination of director candidates for election to the Board at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting") (it being understood that the Issuer shall be required to give sufficient advance written notice to the Reporting Persons in the event the Issuer determines to advance the 2026 Annual Meeting, so that the Reporting Persons will continue to have no less than 30 calendar days to nominate at such meeting) or (ii) 120 calendar days prior to the first anniversary of the 2025 Annual Meeting (the "Termination Date"); provided, however, that if the New Director has not been appointed to the Board by September 1, 2025, either party may terminate the Cooperation Agreement, subject to limited exceptions. Until the Termination Date, the Reporting Persons also agreed to vote their Shares (A) in favor of the nominees for director recommended by the Board and (B) in accordance with the Board's recommendation with respect to any other matter presented to stockholders; provided, however, that if Institutional Shareholder Services Inc. ("ISS") recommends otherwise with respect to any proposals (other than as related to the election or removal of directors), the Reporting Persons are permitted to vote in accordance with ISS's recommendation; provided, further, that the Reporting Persons are permitted to vote in their sole discretion with respect to any publicly announced proposals relating to an Extraordinary Transaction (as defined in the Cooperation Agreement). Until the Termination Date, the Reporting Persons also agreed not to acquire beneficial ownership of more than 9.9% of the outstanding Shares or economic exposure to more than 14.9% of the outstanding Shares or knowingly transfer any Shares to an activist investor or any third party who, as a result of such transfer, will beneficially own 5% or greater of the issued and outstanding Shares (other than certain passive institutional investors).

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Prior to the entry into the Cooperation Agreement, Charles (Charlie) R. Morrison, one of the Nominees, accepted the Chief Executive Officer position at Jersey Mike's Subs, which resulted in him having to withdraw his candidacy from the nomination process at the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 63,906,346 Shares outstanding as of April 11, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 28, 2025.

As of the date hereof, Engaged Capital Flagship Master directly beneficially owned 3,382,271 Shares, constituting approximately 5.3% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest XVII directly beneficially owned 1,547,500 Shares, constituting approximately 2.4% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, may be deemed to beneficially own the 4,929,771 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, constituting approximately 7.7% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 4,929,771 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, constituting approximately 7.7% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 4,929,771 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XVII, constituting approximately 7.7% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of Engaged Capital Flagship Master, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to share the power to vote and dispose of the Shares owned by Engaged Capital Flagship Master.

Each of Engaged Capital Co-Invest XVII, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to share the power to vote and dispose of the Shares owned by Engaged Capital Co-Invest XVII.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Exhibit 1 annexed hereto sets forth all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D. Except for the swap transactions set forth therein, the counterparty of which is UBS AG London Branch ("UBS"), and the custom covered call option transaction set forth therein, the counterparty of which is Nomura Global Financial Products, Inc. ("Nomura"), all such transactions were effected in the open market.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

As previously disclosed, Engaged Capital Flagship Master entered into certain cash-settled total return swap agreements with UBS as the counterparty (the "Swap Agreements"), which provided Engaged Capital Flagship Master with economic results that were comparable to the economic results of ownership but did not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the notional Shares that were the subject of the Swap Agreements. Engaged Capital Flagship Master has fully exited its swap position and is no longer a party to the Swap Agreements.

As previously disclosed, Engaged Capital Flagship Master sold short certain custom covered call options referencing an aggregate of 620,000 Shares with Nomura as the counterparty (the "Covered Call Options"), and had pledged 620,000 Shares as collateral with Nomura to cover the Covered Call Options. Engaged Capital Flagship Master has purchased to cover the Covered Call Options and, accordingly, Engaged Capital Flagship Master no longer has any exposure to the Covered Call Options and no longer has a pledge of collateral in connection therewith.

Engaged Capital Flagship Master has sold short exchange listed American-style call options referencing an aggregate of 200,000 Shares, which have an exercise price of $11.00 per Share and expire on May 16, 2025.

On April 28, 2025, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

In connection with the entry into the Cooperation Agreement, on April 28, 2025, Engaged Capital, on behalf of itself and the other Reporting Persons, delivered notice (the "Termination Notice") to the Nominees pursuant to Section 10 of the JFSA thereby terminating the JFSA. The Termination Notice is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Following the delivery of the Termination Notice, on April 28, 2025, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - Cooperation Agreement, dated April 28, 2025, by and among the Issuer and the Reporting Persons (incorporated by reference to Ex. 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 28, 2025).

99.2 - Termination Notice, dated April 28, 2025.

99.3 - Joint Filing Agreement, dated April 28, 2025.

## Signatures
- Engaged Capital Flagship Master Fund, LP: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer of Engaged Capital, LLC, its General Partner (04/28/2025)
- Engaged Capital Co-Invest XVII, LP: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer of Engaged Capital, LLC, its General Partner (04/28/2025)
- Engaged Capital LLC: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer (04/28/2025)
- Engaged Capital Holdings, LLC: /s/ Glenn W. Welling, Glenn W. Welling, Sole Member (04/28/2025)
- Welling Glenn W.: /s/ Glenn W. Welling, Glenn W. Welling (04/28/2025)